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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)*

Zoo Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978F108
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0(1)

8.	SHARED VOTING POWER
2,458,657

9.	SOLE DISPOSITIVE POWER
0(1)

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,458,657(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%(1)

14.	TYPE OF REPORTING PERSON*
IN

(1) In addition to the 2,458,657 shares reported above, as of December 16, 2009, Mr. Smith owns 500,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price per share equal to $2.50. The Preferred Shares will automatically convert into 500,000,000 shares of Common Stock immediately upon the effectiveness of the filing of an amendment to Zoo Entertainment, Inc.'s Certificate of Incorporation, authorizing a sufficient number of shares of common stock to permit the conversion of the Preferred Shares, at a conversion price of 1,000 shares of common stock for one Preferred Share (the Conversion"). Following the Conversion, David E. Smith may be deemed to be the beneficial owner of 502,458,657 Common Stock, constituting 15.6% of the Common Stock of the Issuer, based upon 3,220,063,429 Common Stock outstanding, as assumed by the Issuer in the Form S-1 filed with the Securities and Exchange Commission on December 22, 2009.  For purposes of this calculation, we have assumed that all of the issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will automatically convert to common stock upon the effectiveness of the filing of an amendment to Zoo Entertainment, Inc.'s Certificate of Incorporation.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,458,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,458,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14.	TYPE OF REPORTING PERSON*
PN

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Medina, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,458,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	98978F108

Item 1.	Security and Issuer.

Zoo Entertainment, Inc. (the "Issuer"), Common Stock, $0.001 par value (the "Common Stock").

The principal executive offices of the Issuer are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA  90067.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D is being filed by David E. Smith, Coast Investment Management, LLC ("Coast Investment Management"), The Coast Fund, LP ("The Coast Fund") and Coast Medina, LLC ("Coast Medina").  Each of David E. Smith, Coast Investment Management, The Coast Fund and Coast Medina may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".

David E. Smith is the managing member of Coast Investment Management. Coast Investment Management is the general partner of The Coast Fund. The Coast Fund is the sole member of Coast Medina.

The Coast Fund is a Cayman Islands limited partnership. Each of Coast Investment Management and Coast Medina is a Delaware limited liability company. David E. Smith is a United States citizen. The principal business address for each of David E. Smith, Coast Investment Management, The Coast Fund and Coast Medina is 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

David E. Smith owns the Common Stock for general investment purposes. The consideration given for the purchase of the Common Stock was personal funds.

Item 4.	Purpose of Transaction.

On December 14, 2009, the Board of Directors (the "Board") of the Issuer appointed David E. Smith as a director of the Issuer, to fill the existing vacancy on the Board.

On January 15, 2010, Coast Medina received 2,458,657 shares of Common Stock as a result of a pro rata, in-kind distribution from a hedge fund investment. These securities were not directly received by David E. Smith, but are in the process of being transferred into his personal account.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,b)
As of the date hereof David E. Smith may be deemed to be the beneficial owner of 2,458,657(1) Common Stock, constituting 11.9%(1) of the Common Stock of the Issuer, based upon 31,624,429 Common Stock outstanding as of November 17, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009.

David E. Smith has the sole power to vote or direct the vote of 0(1) Common Stock; has the shared power to vote or direct the vote of 2,458,657(1) Common Stock; has sole power to dispose or direct the disposition of 0(1) Common Stock; and has shared power to dispose or direct the disposition of 2,458,657(1) Common Stock.

(a,b)
As of the date hereof, the Coast Investment Management may be deemed to be the beneficial owner of 2,458,657 Common Stock, constituting 7.8% of the Common Stock of the Issuer, based upon 31,624,429 Common Stock outstanding as of November 17, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009.

Coast Investment Management has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,458,657 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,458,657 Common Stock.

(a,b)
As of the date hereof, The Coast Fund may be deemed to be the beneficial owner of 2,458,657 Common Stock, constituting 7.8% of the Common Stock of the Issuer, based upon 31,624,429 Common Stock outstanding as of November 17, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009.

The Coast Fund has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,458,657 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,458,657 Common Stock.

(a,b)
As of the date hereof, Coast Medina may be deemed to be the beneficial owner of 2,458,657 Common Stock, constituting 7.8% of the Common Stock of the Issuer, based upon 31,624,429 Common Stock outstanding as of November 17, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2009.

Coast Medina has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,458,657 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,458,657 Common Stock.

(1) As of December 16, 2009, Mr. Smith owns 500,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price per share equal to $2.50. The Preferred Shares will automatically convert into 500,000,000 shares of Common Stock immediately upon the effectiveness of the filing of an amendment to Zoo Entertainment, Inc.'s Certificate of Incorporation, authorizing a sufficient number of shares of common stock to permit the conversion of the Preferred Shares, at a conversion price of 1,000 shares of common stock for one Preferred Share (the Conversion"). Following the Conversion, David E. Smith may be deemed to be the beneficial owner of 502,458,657 Common Stock, constituting 15.6% of the Common Stock of the Issuer, based upon 3,220,063,429 Common Stock outstanding, as assumed by the Issuer in the Form S-1 filed with the Securities and Exchange Commission on December 22, 2009.  For purposes of this calculation, we have assumed that all of the issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will automatically convert to common stock upon the effectiveness of the filing of an amendment to Zoo Entertainment, Inc.'s Certificate of Incorporation.

(c)
The trading dates, number of Common Stock purchased and sold and price per Common Stock for all transactions and distributions in the Common Stock by the Reporting Persons in the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 14, 2009, the Board of the Issuer appointed David E. Smith as a director of the Issuer, to fill the existing vacancy on the Board.

There are no arrangements or understandings between David E. Smith and any other person pursuant to which he was appointed as a director of the Issuer.  David E. Smith has not previously held any positions in the Issuer, and does not have family relations with any directors or executive officers of the Issuer.

On November 20, 2009, the Issuer entered into a Securities Purchase Agreement with, among others, David E. Smith pursuant to which the Issuer agreed to sell to certain investors in a private offering an aggregate of up to 2,000,000 shares of Preferred Shares at a price per share equal to $2.50, for gross proceeds to us of up to $5,000,000 (the "November Financing").  On November 20, 2009, the Issuer sold 400,000 Preferred Shares to David E. Smith for gross proceeds of $1,000,000.  The Preferred Shares sold to David E. Smith were issued on the same terms and conditions as the Preferred Shares sold to the other investors in the November Financing.

On December 16, 2009, the Issuer entered into a Securities Purchase Agreement with, among others, David E. Smith pursuant to which the Issuer agreed to sell to certain investors in a private offering the balance of the Preferred Shares that were not sold in the November Financing described above, at a price per share equal to $2.50 and on the same terms and conditions as the Preferred Shares sold in the November Financing.  On December 16, 2009, the Issuer sold 100,000 Preferred Shares to David E. Smith for gross proceeds of $250,000. The Preferred Shares sold to David E. Smith were issued on the same terms and conditions as the Preferred Shares sold to the other investors in the financing.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Common Stock of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
AGREEMENT

The undersigned agree that this Schedule 13D dated February 2, 2010 relating to the Common Stock of Zoo Entertainment, Inc. shall be filed on behalf of the undersigned.

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

February 2, 2010
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit B

Transactions in the Common Stock, $0.001 par value

TRANSACTIONS BY COAST MEDINA

Date of Transaction 1/15/10	Number of Shares Purchase/(Sold) 2,458,657	Price per Share (1)

(1) Please see Item 4 of this Schedule 13D.

SK 26024 0001 1068778